SE



20003836

SEC Mail Process ANNUAL AUDITED REPORT
FORM X-17A-5
FEB 28 2020 **PART III**

Washington, DC
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-51944

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thoroughbred Financial Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5110 Maryland Way, Suite 300
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Kelly   615-371-0001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert, LLP
(Name – if individual, state last, first, middle name)

222 Second Avenue South, Suite 1240	Nashville	TN	37201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)
Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, Daniel Kelly _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Thoroughbred Financial Services, LLC _____ , as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Operations
_____
Title

_____
Brenda K. Thomas
Notary Public

STATE
OF
TENNESSEE
NOTARY
PUBLIC

My Commission Expires
January 29, 2023

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2



Report of Independent Registered Public Accounting Firm

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thoroughbred Financial Services, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included in Computation of Net Capital under Rule 15c3-1, of the Securities and Exchange Commissions, has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Cherry Bekaert LLP

Nashville, Tennessee
February 26, 2020

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Assets

Cash and cash equivalents	$	1,934,929
Deposits with clearing organizations		50,000
Commissions and other receivables		300,316
Property and equipment, net of accumulated depreciation of $80,355		20,716
Leasehold right of use asset		1,233,587
Total assets	$	3,539,548

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	389,732
Accrued compensation, taxes, and benefits		541,422
Short-term lease liability		314,820
Total current liabilities		1,245,974
Long-term lease of use liability		945,691
Total liabilities		2,191,665
Members' equity		1,347,883
Total liabilities and members' equity	$	3,539,548

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

Revenues:		
Fees and commissions income	$	19,689,926
Other		1,175,281
Management fees from related company		636,000
Total revenues		21,501,207
Expenses:		
Commissions expense		13,738,083
Employee compensation, taxes, and benefits		3,702,046
Management fees		1,876,065
Other		584,441
Trade fees and confirmations		396,651
Facility rent		344,452
Legal and professional		73,463
Total expenses		20,715,201
Net income	$	786,006

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2019

	Member Contributions	Retained Earnings	Total Members' Equity
Balances at December 31, 2018	$ 300,000	$ 261,877	$ 561,877
Net income	-	786,006	786,006
Balances at December 31, 2019	$ 300,000	$ 1,047,883	$ 1,347,883

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	786,006
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		29,255
Changes in operating assets and liabilities:		
Commissions and other receivables		235,692
Prepaid expenses and other		24,798
Accounts payable and accrued expenses		(135,916)
Accrued compensation, taxes, and benefits		113,001
Net cash provided by operating activities		1,052,836
Cash flows from investing activities:		
Purchase of property and equipment		(18,303)
Net cash used in investing activities		(18,303)
Net increase in cash and cash equivalents		1,034,533
Cash and cash equivalents, beginning of year		900,396
Cash and cash equivalents, end of year	$	1,934,929
Supplemental disclosure:		
State income taxes paid	$	3,200
Supplemental disclosure of non-cash investing and financing activities:		
Leasehold right of use asset	$	1,559,281
Leasehold right of use liability	$	1,559,281

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Thoroughbred Financial Services, LLC (the "Company") was formed effective June 24, 1999 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. The Company also acts as an investment advisor and sells insurance products. It operates as a limited liability company ("LLC"), and its members have limited personal liability for the obligations or debts of the entity. The term of the LLC shall continue until June 24, 2039, unless earlier terminated in accordance with the provisions of the operating agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. Insurance commissions are recognized at the time the underwriting is completed and the income is reasonably determinable. The Company provides investment advisory services on a daily basis. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received typically monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period.

Revenue from contracts with customers

Brokerage commissions and fees	$ 3,070,062
Insurance products	1,808,753
Investment advisory fees	14,811,111
Total revenue from contracts with customers	**$19,689,926**

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company evaluated the new revenue recognition accounting standard and determined that the accounting standard did not require a change in the Company's revenue recognition practices. As a result, the Company was not required to record an accounting transition adjustment as of January 1, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances which, at times may exceed federally insured limits. At December 31, 2019, the Company's uninsured cash balances total $466,225.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2019.

Property and Equipment

Expenditures for property and equipment are recorded at cost. Expenditures for ordinary repairs and maintenance are expensed. Depreciation is provided over the estimated useful lives of the respective assets using straight line and accelerated methods.

Income Taxes

Effective January 1, 2002, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes.

The Company follows Financial Accounting Standards Board Accounting Standard Codification guidance clarifying the accounting for the recording of uncertain tax positions. The benefits of uncertain tax positions are recorded in the financial statements only after determining a more-likely-than-not probability that the uncertain tax position will withstand challenge, if any, from taxing authorities. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no accrued tax penalties or interest in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases. This new accounting guidance is intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. The ASU requires organizations that lease assets referred to as "Lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike previous GAAP which required only capital leases to be recognized on the balance sheet the new ASU requires both types of leases (i.e., operating and capital) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The capital lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. For operating leases there is the recognition of a lease liability and a lease asset for all such leases greater than one year in term. See note 5 for additional disclosure.

Subsequent Events

The Company evaluated subsequent events through February 26, 2020 when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the year ended December 31, 2019.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31 consists of the following:

	2019
Furniture and fixtures	$ 70,838
Computer equipment	30,233
	101,071
Less: Accumulated depreciation	(80,355)
	$ 20,716

NOTE 5 – LEASEHOLD RIGHT OF USE

The Company has obligations as a lessee for office spaces and an equipment lease with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payment due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The leases expire at varying dates through December 31, 2023.

Amounts reported in the balance sheet as of December 31, 2019 were as follows:
Operating Leases:
Operating lease Right-of-Use assets $1,233,587
Operating lease liabilities $1,260,511

Other information related to leases as of December 31, 2019 was as follows:

ROU assets obtained in exchange for lease obligations:
Operating leases $1,559,281

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases $(325,694)

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

11

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

	2020	$353,777
	2021	$355,486
	2022	$315,793
	2023	$322,110
Principal Undiscounted		$1,347,166
Discount Interest		(86,655)
Principal Discounted		$1,260,511

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,238,185 which was $1,174,314 in excess of its required net capital of $63,871.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company earns management fees from a related party in exchange for the use of office space, personnel and administrative services. Management fees income for the year ending December 31, 2019 totaled $636,000. The Company also earns commissions on investments of an affiliated entity. Commission income recognized under this arrangement totaled $1,307,259 for the year ending December 31, 2019.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for its employees. The Plan covers all employees who have completed minimum service requirements. The Plan provides for employer safe harbor contributions and discretionary profit sharing contributions. Contributions to the Plan totaled $133,215 for the year ending December 31, 2019.

SUPPLEMENTARY INFORMATION

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Schedule I

Computation of basic net capital requirement:

Net worth per financial statement	$	1,347,883
Total nonallowable assets		(84,797)
Haircuts on securities		(24,901)
Net capital	$	1,238,185
Minimum net capital requirement	$	63,871
Minimum dollar net capital requirement of reporting broker	$	50,000
Greater of above amounts	$	63,871
Excess net capital	$	1,174,314
Net capital less 120% of minumum dollar net capital requirement of reporting broker	$	1,142,377

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2019

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2019

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2019

The net capital computed on page 13 and the Company's computation of net capital on its December 31, 2019 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO
METHODS OF CONSOLIDATION
December 31, 2019

Not Applicable

THOROUGHBRED FINANCIAL SERVICES, LLC
MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO
HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
December 31, 2019

None



Cherry Bekaert LLP

CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Thoroughbred Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: ((k)(2)(ii)) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
February 26, 2020



2019 Exemption Report

For the calendar year 2019 Thoroughbred Financial Services, LLC (TFS) has operated under the exemption provision provided in SEA Rule 15c3-3(k)(2)(ii)

TFS has met the exemptive provisions under SEC Rule 15c3-3 through the calendar year 2019.

Daniel Kelly
VP Operations



Cherry Bekaert LLP

CPAs & Advisors

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Required by SEC Rule 17a-15(e)(4)

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Thoroughbred Financial Services, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company's and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
February 26, 2020

21

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10********1841********************MIXED AADC 220
51944   FINRA   DEC
THOROUGHBRED FINANCIAL SERVICES LLC
5110 MARYLAND WAY STE 300
BRENTWOOD, TN 37027-7508
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Kelly

2. A. General Assessment (item 2e from page 2) $ _26587_

   B. Less payment made with SIPC-6 filed (**exclude interest**) (_13,033_)

   _____ Date Paid

   C. Less prior overpayment applied (_447_)

   D. Assessment balance due or (overpayment) _13,107_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _13,107_

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☒ Funds Wired ☐   ACH ☐
   Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thoroughbred financial Services LLC
(Name of Corporation, Partnership or other organization)

Dan Kl
(Authorized Signature)

_VP_

Dated the _29_ day of _Jan_, 20_20_.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions: